Mail Stop 4561

September 29, 2008

Mr. Gu Xianzhong
President and CEO
China Shoe Holdings, Inc.
488 Wai Qingsong Road
Waigang, Jiading District, Shanghai
PR of China

   Re: China Shoe Holdings, Inc. (the "Company")
      Form 10-KSB/A For the Fiscal Year Ended December 31, 2007
      File No. 333-139910

Dear Mr. Xianzhong:

   We have reviewed your amendment filed on September 25, 2008 and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A For the Fiscal Year Ended December 31, 2007

Item 9A Controls and Procedures, pages 24 and 25

1. Your amendment does not address prior comment number 1 and as requested you have not responded in writing to our comments. It remains unclear to us how you have concluded that you are a newly public company. Rather, it appears that you are the surviving entity of a reverse merger. We believe that the surviving entity in a reverse merger succeeds to the Exchange Act reporting history of the legal acquirer in the transaction. Therefore, because the legal acquirer was required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

  Please submit a response within 10 business days that explains how you considered the following factors in determining that you were not required to provide management's report on internal control over financial reporting:

- The timing of the transaction;
- The magnitude of integration or changes in internal control over financial reporting as a result of the transaction; and
- The significance of the issuer or legal acquirer's assets, liabilities, and operations to the consolidated financial statements included in your annual report.

Principal Executive Officer and Principal Financial Officer Certifications

2.   We note that the certification of your Chief Executive Officer, Gu Xianzhong, was dated September 25, 2007, a date that differs from the date of your filing. Please revise so that the date of the certification is the same date as your filing.

General

3.   As previously requested, in connection with responding to our comments, provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comment.

Sincerely,

Christine Davis
Assistant Chief Accountant

cc: Via facsimile: (914)693-2963
       Frank J. Hariton, Esq.